EXHIBIT 99.1

March 28, 2022

FERGUSON PLC

Share buy back program

Ferguson plc (the “Company”) announces that, in continuation of the $1 billion share repurchase program announced by the Company on September 28, 2021 and the subsequent increase to $2 billion announced on March 15, 2022 (the “Program”), it has entered into an irrevocable and non-discretionary arrangement with its broker Barclays Capital Securities Limited (“Barclays”) to buy back up to £90 million of its shares commencing from March 28, 2022 and ending no later than April 12, 2022. Under this arrangement, Barclays, an independent third party, will act as principal and will make decisions under the program independently from the Company.

The Company’s shareholders generally authorized the Company to purchase up to a maximum of 22,186,462 of its ordinary shares at its Annual General Meeting held on December 2, 2021. Pursuant to such authority, the Company intends to continue purchasing shares under the Program. The Company anticipates that it will request a similar general authority from shareholders at its Annual General Meeting expected to be held in November/December 2022 pursuant to which (to the extent the Program has not been completed by then) purchases of shares under the Program will continue. The aggregate number of shares acquired by the Company pursuant to the Program shall not exceed the maximum number of shares which the Company is authorized to purchase pursuant to such general authorities. It is intended that any shares repurchased under the Program will be transferred into treasury.

The purpose of the Program is to reduce the capital of the Company. To the extent required, the Company may in future use the repurchased shares to satisfy employee share awards. Any purchases of shares by the Company in relation to this tranche of the Program will be carried out on the London Stock Exchange and in accordance with (and subject to the limits prescribed by) the Company’s general authority to repurchase shares granted by its shareholders, the Market Abuse Regulation 596/2014 (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018) and Chapter 12 of the Financial Conduct Authority’s Listing Rules.

For further information please contact

Ferguson plc

Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media Enquiries

Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060

Nina Coad / David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959

Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

About Ferguson plc

Ferguson is a $23B leading North American value-added distributor providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson plc is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG). For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.